Exhibit 99.1

Coca-Cola Enterprises, Inc. (CCE)

Q1 2016 Earnings Conference Call

April 28, 2016

Thor Erickson, Vice President-Investor Relations

Additionally, it is important to highlight that statements made about Coca-Cola European Partners or CCEP and the proposed merger on today’s call are made with full recognition that this is subject to regulatory approvals and other conditions of closing and that until closing of the transaction, we’re operating our businesses separately and independently.

Company Speaker

Nik, again, will share more on our outlook shortly. As you recall, we signed an agreement last August with Coca-Cola Iberian Partners and the Coca-Cola Company to merge CCE with the bottlers in Spain, Portugal, and Germany. Since then we’ve secured European Union Commission approval. Our proxy statement prospectus on Form F4 has been filed with the Securities and Exchange Commission and has been declared effective and a vote by CCE shareowners is now scheduled for May 24th.

The transaction remains on track to close by the end of the second quarter this year. To realize the benefits of this transaction, we’re working diligently to secure a timely close and a successful launch of CCEP. It is vital to ensure that the new company is ready to go on day one. CCEP creates strong business foundation and strengthens our ability to adapt and to respond to changing business conditions through shared best practices.

CCEP also improves our ability to innovate, to enhance our supply chain and to bring more relevant products and packages to market as we work to meet evolving customer needs and consumer preferences. Over time, we believe these benefits coupled with our strong relationship with the Coca-Cola Company will enable us to improve our outlook, reignite growth, drive value for customers and consumers and importantly create shareowner value.

We’re focused on closing this transaction and we are diligently working to improve our growth outlook and to deliver against our business plan. In fact, nearly all of our people are restoring growth and achieving our 2016 targets territory by territory is their primary focus. We have confidence in the ability of our workforce to execute the marketing initiatives, the innovation plans and the operating strategies that we have in place for this year.

As the leading Coca-Cola bottler, and a major European consumer goods company, CCEP represents a unique opportunity both for our customers as well as for our shareholders. Third, our disciplined financial approach enables us to maximize the effectiveness and the efficiency of our operations and is focused on long-term profitable growth.

Company Speaker

As John mentioned, we have reached another milestone towards closing. The U.S. proxy was declared effective recently and we had scheduled a shareowner vote on 24th of May. Concurrently, we are focused on finalizing the EU prospectus and making available financial statements presented in euros, which will provide a more accurate view on our operating results going forward. These will also be presented under IFRS. To close, let me highlight a few areas. As we move forward, it is important that we remain realistic about the environment as overall conditions do remain difficult.

Q&A

Q: Okay. So, I guess that’s the kind of the question, right? You have big initiatives building sequentially every year, so you are lapping last year’s big initiatives. I’m just trying to understand how much of the planned acceleration is really in your control.

And I guess stepping back from it, as you think forward to CCEP, I guess maybe just a gut check on, are you still 100% percent confident that that $350 million to $375 million in cost savings that you have called out related to that deal, are those – do those still flow entirely to margin or does the softness in the marketplace up the odds you are going to have to reinvest those savings to try to reignite the top line at least early in the life of CCEP?

A: On the first question, it is a reality that the volume and revenue hurdles that we’re going to be looking at in the second quarter and the third quarter become a bit easier just because of the kind of volume increases we had last year particularly in the first quarter last year. So you are absolutely right, we have big programs and they tend to be second quarter and third quarter loaded and then of course holiday loaded at the end of the fourth quarter.

We lap those every year but nevertheless, the reality we see is that the volume hurdles should be easier in Q2 and Q3. In terms of synergies, the $350 million to $375 million and I will ask Nik to comment a little bit more on this but $350 million to $375 million is a number that we have committed to both internally and externally that we will achieve and that’s an absolute number, that we – that’s not assuming that any of that’s going to go anywhere else, that’s a number we plan to achieve. Do you want to add more to that?

A: So if you have any further questions on that we can tackle them but that’s a clear number that we said on August the 6th and everything we have said since then and seen since then; when we look at our integration steering committee; we look at the IMO work, that’s has been led by cross-functional and cross-business unit teams and actually under the leadership of Victor Rufart, it’s really been a good program, a solid program and we remain even more committed to that number today than we were nine months ago.

A: Okay. Thanks. I will pass it on. But just to be 100% clear, when you talked about it originally on August 6th, it sounded like some of that might be used as fuel to drive the top line, i.e., reinvestment, since you talked about that as flowing to the benefit of margin essentially in full. Just to clarify that and then I will stop. Thanks so much.

A: I will clarify that we were very clear at that point that the $350 million to $375 million would fall to the bottom line. The caveat that we did put out was if we do find investment opportunities that will still deliver the same $350 million to $375 million to the bottom line over the three year period post close; clearly, we would look at those but we are committed to dropping the $350 million to $375 million to the bottom line three years post close.

Operator: Thank you. Our next question is from Kevin Grundy with Jefferies.

Q: Nik, you talked about the tax rate for new CCEP coming down about 200 basis points. Since then, you had the new treasury rules come out. So, just wanted to see if there is any update on sort of your understanding of how that rule has your tax rate for CCEP going forward, or any other issues related to the deal?

A: I would say to you, obviously, we went through the regs, which obviously are still going to be reviewed and have not been formalized and confirmed to go into affect the way they are. I think the important thing is, obviously, having read those we are still moving ahead with the transaction, and so read into that as you see appropriate.

From a perspective of the fact that I provided some indications on where our tax rate would be, I think those still hold for the short-term at this point, and again once we see how those rules might come into effect we will update the markets if there’s any change to our current thinking.

Operator: Thank you. Our next question is from Bonnie Herzog with Wells Fargo. You may begin.

Q: I was just hoping to dig a bit deeper into energy. Monster volume was up 15%, while your overall energy business was up only mid single digits. So, could you talk about the performance of the non-Monster energy brands? and I would be curious to hear how much of an opportunity to see to further expand Monster within the CCEP markets? Thanks.

A: Damian?

A: Yeah, hi, Bonnie. So, we’re very excited about the opportunity of Monster across all of our markets going forward at CCEP. Clearly Monster is benefiting in the numbers that you’ve quoted from some of our markets being at the beginning of its launch phase within a lot of our markets. So, the other brands that you’re referring to, obviously, have been part the CCE business for a bit longer, so we are seeing Monster benefiting.

We’re also seeing the benefits of the category being managed holistically now. So as we put all of our energy brands in one basket we can make better choices about what brands, what packages fit better where. So you will continue to see that dynamic as we grow our total energy portfolio. We do think it is good to have more than one brand in the energy segment and we’re working market by market to ensure that with the multiple brand strategy that we get the best out of our portfolio.

So a little bit of that growth is around just early entry of Monster and – but we expect energy to be a big revenue and profit contributor to CCE and CCEP going forward. And there’s a lot of good product innovation coming from Monster as well which we are excited about.

Operator: Thank you. Our next question is from Ali Dibadj with Bernstein. You may begin.

Q: My last question is about CCEP and the transactions there, on two lines. One is, can you give us a sense of the degree of management distraction, so to speak, if any, in terms of closing that? Sometimes when a big transaction happens, folks look a little bit more to the left and try to figure out the transaction, as opposed to really being 100%. So how has that impacted your business at all? It’s a question I get a lot regarding some of these short term issues that you have, so is there management distraction, does that get better going forward? Number two is just from a pure housekeeping perspective, what entity gets reported in Q2? Is it assuming the closing happens [indiscernible] (37:40), what gets reported, what currency, et cetera, the next time we hear from you? Thank you.

A: I will let Nik answer the second question. Regarding the first one, I’d say, we have a team, as I indicated earlier, a cross functional team and a cross business unit team that comprises our integration management office across a whole host of different areas. And those teams are comprised of specific individuals, some of them are full-time and some of them are part-time, but that entire team is a very finite and modest team when you consider we have got 25,000 employees, we probably have – pick a number, about 100 people involved in doing the integration work and the other 24,900 are focused on running the business and are not distracted at all. They have their jobs to do and frankly are doing them extremely well.

We have had a very active communications program internally to make sure everybody knows what we’re doing and where we’re going and where we’re headed, but we think that they have really understood that their jobs are to manage the businesses and to stay focused on doing what they are doing and basically not getting involved with each other’s businesses. So I don’t think there’s been distraction of any significant degree which is obviously something we set out to do in August and I think we’re very close to being at closing and we’ve achieved that. Again it’s in the hands of 75 to 100 people who are focused on it pretty much most of the time.

A: And your question around the entity going forward. Currently now based on the fact that we have the shareowner vote scheduled for the 24th of May, we would expect to close sometime by or before the end of Q2 and we’ll provide you more details on that obviously. But CCEP would then come into effect at that point by or before the end of Q2. So what we would be reporting would be CCEP’s information. Now, that could be five and a half months of CCE plus a half a month of CCEP, which would more our reported basis. But what we would definitely provide is what CCEP would have looked like for the first six months of 2016. We would also have a comparative in terms of what CCEP for 2015, for the past year would have looked like. So, that’s what we’ll be using going forward.

A couple of other quick points I would make there. Keep in mind, those will be in euros going forward under IFRS. We will obviously be providing 2015 full-year euro financial under IFRS, which will be a part of the EU prospectus, which will also be available around – in the next few weeks or so. So, we’ll be sharing those and then we’ll provide comparable data too. So, more to come on that.

Q: One final follow-up. The $14.50 cash return, how can investors treat that? Will that be a return of capital or a special dividend?

A: There’s information in the proxy all around that, we don’t provide any kind of guidance to that. It is a cash payment of $14.50.

Q: The talk of expanding the portfolio, especially within stills, has increased by both yourselves and Coke, and I had a couple of questions with respect to the effort. When do we begin to see more tangible evidence of that in the market? And then for your long-term planning assumptions for CCEP, how much of the top line growth in the new entity comes from new products or innovation?

A: Damian?

A: We don’t give guidance on the second part of that question, but clearly we talk about portfolio expansion and innovation being the key part of our total revenue plan, and you’ll see that continuing.

To the first part of the question, we’ve already on the call had a discussion around Monster and we’ve seen innovations like smartwater coming out of GB, being a hugely successful. We’ve innovations around Finley in Continental Europe, so across all our markets, we’re seeing product portfolio expansion being a key driver of our revenue and our customer dialog, that will continue.

And clearly, as we look at the formation of CCEP, we also have the opportunity to look at what’s been happening in Germany and Spain, in terms of portfolio expansion and consider whether there is anything that can be replicated back into CCE and vice versa.

So, you should expect to see us continue to innovate in our product portfolio with the Coke Company going forward and it will be a key part of our revenue driving strategy; but clearly, we don’t discuss the absolute percentage of that.

Operator: Thank you. Our next question is from Bryan Spillane with Bank of America. You may begin.

Q: Just one quick one. Nik, in terms of getting the effective registration statement out in Europe, what stands in the way at this point from that happening? Is there any regulatory thing, or is there anything else meaningful that has to be done internally to sort of get that into the market?

A: It’s just a couple of things, a lot of it will mirror what you see in the proxy, but there is two additional elements that we need to be putting in there or working on. One is obviously, euro financials under IFRS, so that is something that we’re finalizing for the group with us having adopted this as of January 1, 2015. So, obviously, we have to restate financials for all three entities under the new standard, so that’s one big element.

And the other piece is obviously our Directors going forward would need to sign off on that prospectus; and hence, there are procedures that we need to be doing internally from a perspective of controls, compliance, day one readiness, et cetera, that we need to conclude on to give them the comfort before the prospectus is issued. So, those are the two things that we’re continuing to work on. Timing-wise, I would expect it to be somewhere on or around the time that we’re doing our shareowner vote, as well.

Q: In terms of getting from here to kind of crossing the finish line, it’s more still things that you’re doing internally to get that done?

A: Correct. Obviously, we’ve had drafts that have gone to the UK LA and we’ve had comments back and we’re addressing those. So, it’s stuff that we keep doing internally to address some of those issues as well as I said those two areas that I highlighted. And again, we called that the vote in the U.S. is on the 24 of May. So, we’re not talking about several months or it’s a couple of weeks away.